November 5, 2015

VIA EDGAR AND ELECTRONIC MAIL

Stephanie Sullivan

Senior Assistant Chief Accountant

Office of Financial Services II

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waddell & Reed Financial, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-13913

Dear Ms. Sullivan:

We have received your letter dated October 28, 2015 regarding the above-referenced report. Set forth below, in bold, are each of the comments in your letter followed by our response.

Form 10-K for the Year Ended December 31, 2014

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

1.     We note your response to prior comment one regarding your seeded investments. In order to help us further evaluate the accounting for these seeded investment funds, please respond to the following:

•      Separately quantify how much of your seeded investments fall below a 20% ownership interest, a 20-50% ownership interest, and a greater than 50% ownership interest as of December 31, 2014, June 30, 2015, and September 30, 2015.

Response:

•      As of December 31, 2014, our ownership interest was less than 20% on $79.7 million of our seeded investments.  We held an ownership interest between 20% and 50% on $113.7 million and an ownership interest greater than 50% on $49.8 million of our seeded investments for this same period.

•      As of June 30, 2015, our ownership interest was less than 20% on $78.8 million of our seeded investments.  We held an ownership interest between 20% and 50% on $160.2 million of our seeded investments.  We did not hold a greater than 50% ownership interest in any seeded investments as of June 30, 2015.

•      As of September 30, 2015, our ownership interest was less than 20% on $73.0 million of our seeded investments.  We held an ownership interest between 20% and 50% on $146.4 million of our seeded investments.  We did not hold a greater than 50% ownership interest in any seeded investments as of September 30, 2015.

•      Please describe in greater detail the market volatility that occurred during the third quarter of 2015 and discuss the types of seeded investments impacted. Specifically, we note your disclosure in your Form 8-K filed October 27, 2015 that you recognized $15.3 million in unrealized losses on seed investments. As part of your response, please tell us whether this represents the unrealized losses on all of your seeded investments, or whether this is only a portion of the seeded investments for which you have an ownership interest below 20%.

Response:

•      Although the market decline during the third quarter of 2015 impacted most of our seeded investments, the volatility experienced by certain funds that have a greater investment focus in emerging markets or that are heavily invested in U.S. equities suffered a larger market decline than other funds.  The volatility in these areas can be seen in the decline in the emerging markets index during the third quarter of -17.78%, and the loss in two of the domestic indices during the third quarter, the S&P 500 and the Dow Jones Industrial Average, of -6.94% and -7.58%, respectively.

•      As we indicated in our Form 8-K filed October 27, 2015, we recognized unrealized losses of $15.3 million on our seeded investments in the third quarter of 2015.  These unrealized losses, which represent our share of the investees’ losses under the equity method of accounting, related to all of our seeded investments in which our ownership interest was between 20% and 50%.  We also recorded unrealized losses on seeded investments in which we own less than 20% interest.  These investments were classified as available for sale and the unrealized losses related to these investments were not included in the $15.3 million mentioned above, but instead continue to be recognized in other comprehensive income.

•      We note from page 2 of your response that you earn fee revenues from your seeded investment funds throughout the period in which you have an ownership interest. Please quantify the amount of fee revenues earned from the investments for which you have a 20-50% ownership interest for the years ended December 31, 2013 and 2014, and six and nine months ended June 30, 2015 and September 30, 2015, and separately for the funds for which you have a greater than 50% ownership interest for the years ended December 31, 2013 and 2014.

Response:

•      We earn investment management fee revenue on seeded investment funds during the period in which we have an ownership interest.  We also earn, to a much lesser extent, and only as applicable to certain share classes, distribution revenues and shareholder servicing revenues.  The fee revenues earned from investments in which we held an ownership interest between 20% and 50% were approximately $0.4 million for the year ended December 31, 2013 and approximately $1.2 million for the year ended December 31, 2014.  For the six and nine months ended June 30, 2015 and September 30, 2015, the fee revenues earned on investments in which we held an ownership interest between 20% and 50% were approximately $0.8 million and $1.2 million, respectively.

•      For the seeded investments in which we held a greater than 50% ownership interest, the fee revenues we earned were less than $0.3 million for December 31, 2013 and less than $0.6 million for December 31, 2014.  We did not hold a greater than 50% ownership interest in any seeded investments as of June 30, 2015 or September 30, 2015.

•      We note from page 3 of your response letter that you plan to apply the equity method of accounting for the seed investments in which your own an interest between 20-50%. Please tell us how you plan to account for the change in accounting, quantify the effect of the change in accounting, clarify whether it is for all your investments in which you own an interest between 20-50%, or just the ones with a material amount of volatility during the period, and clarify whether you would plan to account for all seed investments where you have a 20-50% interest on the equity method of accounting going forward, or whether you plan to continue to evaluate for materiality each period and revise your accounting policy based on materiality. Additionally, describe for us the type of disclosure you plan to make in your next Form 10-Q regarding this change in accounting.

Response:

•      The equity method was applied on all investments in which we held an interest between 20% and 50% beginning in the third quarter 2015.  Applying the equity method of accounting resulted in a reclassification of $2.1 million in unrealized losses from accumulated other comprehensive income during the three months and nine months ended September 30, 2015, which is included in the investment and other income (loss) line item on the statement of income.  The statement of cash flows for the nine months ending September 30, 2015 includes a new line item in Cash Flows from Operating Activities for the loss on equity method securities, which includes the reclassification of $2.1 million in unrealized losses, aggregated with the $13.2 million of unrealized losses from the third quarter of 2015.  The $2.1 million reclassification was not material to our financial results for the third quarter of 2015.  In future periods, we will account for all investments in which the Company owns between 20% and 50% using the equity method of accounting.

•      In our Form 10-Q for the quarterly period ended September 30, 2015, we intend to include the following disclosures regarding this application of the equity method in the Investment Securities note to the unaudited consolidated financial statements:

•      The Company has classified its investments in certain sponsored funds as either equity method investments (when the Company owns between 20% and 50% of the fund) or as available for sale investments (when the Company owns less than 20% of the fund).  Effective July 1, 2015, $160.2 million of investments previously classified as available for sale securities were classified as equity method securities, representing seed investments in which the Company owns between 20% and 50% of the fund.  As a result, during the three months ended September 30, 2015, $2.1 million of unrealized losses were reclassified from other comprehensive income and recognized in the consolidated statement of income.

•      We note per page 3 of your response that you have concluded the seed investments in the pooled investment funds are variable interest entities, but qualify for the deferral afforded by ASU 2010-10. Your response also goes on to state that you have historically concluded that the variable interest disclosure requirements for the LLC investments are immaterial to your consolidated financial statements as a whole, as you are not the primary beneficiary of the LLC investments. Please explain in more detail how you concluded you were not the primary beneficiary of the LLC investments, even when you hold all, or the majority of the ownership interest in the LLC investment.

Response:

•      The Company holds a less than 50% ownership interest in three LLC investments, in which the benefits and obligations of the LLCs are allocated proportionally based upon ownership interest.  The amounts invested in these LLCs represent in the aggregate less than 2% of the Company’s total investments for the years ended December 31, 2013 and 2014.  Our ownership interests in two of the LLCs as of both December 31, 2013 and 2014 were less than 1% of each LLC.  For the third LLC, our ownership interest as of December 31, 2013 was 22.5% and as of December 31, 2014 was 24.1%.  No other related parties hold an interest in or provide any services to any of the LLCs.

•      We do not meet the definition of “primary beneficiary” as provided in FIN46(r) 14-15, as neither our ownership interests in the LLCs nor our service agreements with the LLCs result in us absorbing a majority of the expected variability of the LLCs.

•      The three LLCs possess the characteristics and attributes of an “investment company,” as defined in ASC 946-10-15, including:  the primary business activities involve investing its assets; the business purpose is to provide a high total return and/or achieve capital appreciation through investing in a diversified holding of securities; annual audited financial statements state the LLCs follow the accounting and reporting guidance within FASB ASC Topic 946, Financial Services — Investment Companies and are valued at fair value.  This allows the LLCs to qualify for the indefinite deferral from being subject to the consolidation rules of FASB Statement 167, Amendments to FASB Interpretation No. 46(r) included in FASB ASU 2010-10, Consolidation-Amendments for Certain Investment Funds.

•      Please provide us with detailed analysis pursuant to the guidance in ASC 250-10-S99 as to how you determined that not consolidating the funds for which you own a majority interest, and not applying the equity method of accounting for the seeded funds for which you have a 20-50% ownership interest was not material to your annual financial statements in the three-year period covered by current Form 10-K.

Response - Consolidation:

•      As noted in previous correspondence, our seed money investments in certain funds have at times represented a controlling interest that has not been consolidated primarily on the basis of materiality, as well as the transient nature of the investment classification due to the relatively short period of time the Company maintains a controlling interest.  The impact of consolidation is primarily a temporary balance sheet gross-up in which, for the short period of time in which we are the controlling interest, the minority interest would be recorded in the balance sheet and statement of income with no impact on net income attributable to the Company.

•      Excluding eliminations, which would not have any impact to the amounts as shown below, the following table summarizes the quantitative impacts of not consolidating certain investments in which our ownership interest exceeded 50% on our consolidated balance sheet and statement of income as of and for the years ended December 31, 2012, 2013 and 2014:

Consolidated Balance Sheet - Assets:

(in thousands)	Total Assets As Reported	Non- Controlling Interests	Total Assets Including Non-Controlling Interests	% Gross- Up

December 31, 2012	1,152,843	—	1,152,843	0.0%
December 31, 2013	1,336,965	8,411	1,345,376	0.6%
December 31, 2014	1,511,866	40,990	1,552,856	2.7%

Consolidated Balance Sheet - Equity:

	As Reported	As Adjusted
(in thousands)	Total Stockholders’ Equity	Total Equity Including Non- Controlling Interests	Non-redeemable Non-controlling Interests	Total Stockholders’ Equity	% Gross- Up

December 31, 2012	510,240	510,240	—	510,240	0.0%
December 31, 2013	687,342	695,753	8,411	687,342	1.2%
December 31, 2014	786,084	827,074	40,990	786,084	5.2%

Consolidated Statement of Income:

	As Reported	As Adjusted
(in thousands)	Net Income	Net Income Attributable to Non- Controlling Interests	Net Income Including Income Attributable to Non-Controlling Interests	Net Income Attributable to Non-Controlling Interests	Net Income Attributable to Company Stockholders	% Gross- Up

December 31, 2012	150,952	567	151,519	(567)	150,952	0.4%
December 31, 2013	252,998	(989)	252,009	989	252,998	-0.4%
December 31, 2014	313,331	1,423	314,754	(1,423)	313,331	0.5%

•      As of December 31, 2012, we did not own a controlling interest in any of our funds; therefore, no gross-up of assets or increases in total equity to the balance sheet was necessary.  We did, however, seed a new fund in June 2012 and held a controlling interest in this fund for a period of approximately six months.  The fees we earned on our seed investment during this period were approximately $0.1 million.  Upon consolidation, these fees would have been eliminated, with the offset to investment and other income. The amount of this elimination is considered immaterial, and there would be no impact to net income attributable to the Company as reported.  Our ownership of the fund fell below 50% during December 2012.  The controlling interest in the new fund during the six month period of June 2012 through November 2012 would have resulted in reporting investment income earned by the non-controlling interests of $0.6 million.  This would have represented 0.4% of consolidated net income of $151.0, which was not material to the presentation of the Company’s results of operations.  The investment income earned by non-controlling interests would have been eliminated to reflect consolidated net income to the Company, so there is no impact to net income or net equity attributable to the Company.  These amounts were not material to the presentation of the Company’s financial position or results of operations for the year ended December 31, 2012.

•                  As of December 31, 2013, we had a controlling interest in one fund that, if consolidated, would have grossed-up assets by $8.4 million for non-controlling interests.  This represents a 0.6% understatement of the Company’s $1.3 billion of assets, and 1.2% of the $687.3 million of stockholders’ equity, as reported. The fees we earned on our seed investment during this period were less than $0.3 million.  Upon consolidation, these fees would have been eliminated, with the offset to investment and other income.  The amount of this elimination is considered immaterial, and there would be no impact to net income attributable to the Company as reported.  The unrealized losses related to non-controlling interests were $1.0 million, which was 0.4% of the Company’s $253.0 million consolidated net income.  The losses related to non-controlling interests would have been added back to net income attributable to the Company, so there is no impact to net income or net equity attributable to the Company.  These amounts were not material to the presentation of the Company’s financial position or results of operations for the year ended December 31, 2013.

•                  As of December 31, 2014, we had a controlling interest in two funds that we seeded in 2014.  The amount of non-controlling interests in these funds as of December 31, 2014, was $41.0 million.  Consolidating these funds would have grossed-up assets by this amount, which, compared to the Company’s $1.6 billion of total assets, represents an understatement of 2.7%, and 5.2% of the $786.1 million stockholders’ equity, as reported.  The fees we earned on our seed investment during this period were less than $0.6 million.  Upon consolidation, these fees would have been eliminated, with the offset to investment and other income.  The amount of this elimination is considered immaterial, and there would be no impact or change to net income attributable to the Company as reported.  The investment income related to non-controlling interests was $1.4 million, which was 0.5% of the Company’s $313.3 million consolidated net income.  The impact of including the non-controlling interests would have been removed to reflect net income attributable to the Company, so there is no impact to net income or net equity attributable to the Company.  These amounts were not material to the presentation of the Company’s financial position or results of operations for the year ended December 31, 2014.

•                  Prior to consideration of qualitative factors, we viewed the impacts of this non-GAAP policy as not material to our consolidated financial statements for the years ended December 31, 2012, 2013, and 2014. The balance sheet impact of consolidating these investments results in a temporary gross-up of assets offset by an allocation to non-controlling interests. We do not consider the impact on the balance sheet line items to be material. The gross up resulting from the consolidation of seeded investment products does not contribute to our core operating performance, and we have observed that the investment community pays little attention to balances associated with consolidated entities that are not reflective of our core operations and are not available to our stockholders.  The consolidation of these investments has the effect of grossing up our consolidated net income to include income attributable to non-controlling interests; however, this same amount of gross up must be removed in order to arrive at net income attributable to the Company.  The end result, therefore, produces the same amount of net income attributable to the Company as reported.

•                  We also considered the following qualitative factors in concluding that this non-GAAP policy was not material to our consolidated financial statements:

•                  The non-GAAP policy did not impact changes in earnings or trends or any other key metrics important to the investment community.  Investors are primarily focused on indicators of our operating performance, such as operating margin, the impact of product mix shift on average basis point revenue yield, assets under management (“AUM”) growth, AUM flows, and net income.  None of these measures are significantly affected by operating under this non-GAAP policy.

•                  The non-GAAP policy did not result in any impact on the Company’s compliance with regulatory or capital requirements or debt covenants.

•                  The non-GAAP policy did not have any impact on management’s compensation.

•                  The non-GAAP policy did not have a significant impact on MD&A, which generally focuses on AUM, flows, and related revenue streams.

Response — Equity Method:

•                  As also noted in previous correspondence, seeded investments in which the Company’s ownership was between 20% and 50% were classified as available for sale instead of applying the equity method primarily on the basis of materiality.

•                  The amount of unrealized gains or losses related to these investments by year, as well as the quantitative impact to net income is reflected in the table below:

(in thousands)	Unrealized Gains (Loss)	Total Net Income as Reported	% of Net Income Not Reported

December 31, 2012	1,819	150,952	1.2%
December 31, 2013	721	252,998	0.3%
December 31, 2014	(1,710)	313,331	-0.5%

•                  As of December 31, 2012, the Company held an ownership interest between 20% and 50% in $81.6 million of the Company’s seeded investments.  Of this total, $48.5 million were classified as trading securities carried at fair value using closing net asset value (“NAV”), with the related unrealized gains and losses recognized in earnings which would not change under the equity method.  The remaining $33.1 million were classified as available for sale securities, with the related unrealized gains and losses recognized in other comprehensive income.  The Company earned less than $0.2 million in revenue from these seed investments, which was not eliminated.  Based on guidance in Ernst and Young’s Financial Reporting Developments Equity Method Investments, page 59: “Intra-entity profits and losses on arm’s length transactions between an investor and an investee that do not result in an asset that remains on the books of either party (e.g., services, fees) are not eliminated.”  In addition, this amount is considered immaterial to the presentation of the financial statements.  The amount that would have been recognized in earnings on the $33.1 million available for sale investments during 2012 if the equity method had been applied would have been $1.8 million of unrealized gains.  This represented 1.2% of consolidated net income of $151.0 million, which was not material to the presentation of the Company’s results of operations.

•                  As of December 31, 2013, the Company held an ownership interest between 20% and 50% in $72.3 million of the Company’s seeded investments.  Of this total, $26.7 million were classified as trading securities carried at fair value using closing NAV, with the related unrealized gains and losses recognized in earnings which would not change under the equity method.  The remaining $45.6 million were classified as available for sale securities, with the related unrealized gains and losses recognized in other comprehensive income.  The Company earned less than $0.4 million in revenue from these seed investments, which was not eliminated.  This amount is considered immaterial to the presentation of the financial statements.  The amount that would have been recognized in earnings on the $45.6 million available for sale investments during 2013 if the equity method had been applied would have been $0.7 million of unrealized gains.  This represented 0.3% of consolidated net income of $253.0 million, which was not material to the presentation of the Company’s results of operations.

•                  As of December 31, 2014, the Company held an ownership interest between 20% and 50% in $113.7 million of the Company’s seeded investments, all of which were classified as available for sale securities.  The Company earned approximately $1.2 million in revenue from these seed investments, which was not eliminated.  This amount is considered immaterial to the presentation of the financial statements.  The amount that would have been recognized in earnings on the $113.7 million available for sale investments during 2014 had the equity method been applied was $1.7 million of unrealized losses.  This represented 0.5% of the Company’s $313.3 million consolidated net income, which was not material to the presentation of the Company’s results of operations.

•                  From a quantitative perspective, the impact of not reporting unrealized gains and losses in the statement of income is immaterial, resulting in a misstatement of less than 1.2% for all periods.  There is no impact to other meaningful measures of the financials, such as the Company’s operating revenue or operating income.

•                  Applying the equity method to investments previously classified as available for sale resulted in a reclassification of $2.1 million in unrealized losses from accumulated other comprehensive income to the statement of income during the three months ended September 30, 2015.  The $2.1 million reclassification represented 4.4% of net income for the three months ended September 30, 2015, and 1.2% of net income for the nine months ended September 30, 2015, and did not impact operating income.  Given the qualitative factors discussed below, we do not consider this material to our financial results.

•                  There are no changes to cash flows from operating activities or cash flows from investing activities on the statement of cash flows.

•                  There is no impact to the balance sheet with the application of the equity method, as the investments were carried at fair market value using the closing NAV for all periods.

•                  There would be disclosures within the financial statements impacted, including the statement of other comprehensive income and the investment securities note to the unaudited consolidated financial statements.  The investment securities note would reflect a lesser amount of investments classified as available for sale, and in turn, the statement of other comprehensive income would reflect a lesser amount of unrealized gains or losses being reported to other comprehensive income.  In addition, the investment securities note would include an additional category of investments for those classified as equity method.  Given these disclosures do not affect the performance measures most relevant to analysts and the investing community, such as operating income, revenue yield, AUM, AUM flows, etc., the Company does not consider changes to these disclosures to be material.

•                  Qualitative factors considered in management’s evaluation of materiality in addition to the quantitative factors presented above include:

•                  Operating under this non-GAAP policy did not impact changes in earnings or trends or any other key metrics deemed important to the investment community.

•                  Adjustments that relate to non-operating income have no impact on the performance measures used to determine management’s compensation.

•                  The non-GAAP policy did not result in any impact on the Company’s compliance with regulatory or capital requirements or debt covenants.

•                  The non-GAAP policy did not have a significant impact on MD&A or the related MD&A disclosures in the financial statements during any of the periods covered by our last 10-K.

Item 9A. Controls and Procedures, page 45

2.              We note from your response that you assess the materiality of not consolidating your majority owned seed money investments or applying the equity method of accounting for seed money investments for which you own between 20% and 50%. Please explain how often this materiality analysis is performed (quarterly, annually, etc.) and how you believe these procedures serve as an appropriate control when assessing the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2014, particularly in light of the fact that you are revising the accounting for certain of your seed investments in the third quarter of 2015 as non-compliance with GAAP became material.

Response:

•                  As part of our control structure every quarter, we evaluate the impact of consolidating majority owned seed money investments as compared to measuring such investments at fair value as an unconsolidated seed money investment balance.  The impact is primarily a balance sheet gross-up in which the minority interest in majority owned investments would be recorded in the balance sheet and statement of income with no impact on net income attributable to the Company.  We evaluated these impacts on a quarterly basis and concluded that not consolidating these investments does not materially misstate our consolidated financial statements taken as a whole with such evaluation being part of an effective structure of disclosure controls and procedures and internal control over financial reporting as of December 31, 2014.

•                  As part of our control structure every month, all investment securities are valued and compared to cost to determine any unrealized losses.  Unrealized losses are categorized by severity of amount as a percentage of cost and by duration of unrealized loss.  Company ownership as a percentage of total ownership by fund is calculated each month to evaluate consolidation considerations and classification.  We evaluated the amount of unrealized gains and losses on a monthly basis, and management believes any meaningful amount of variance between accounting methods would have been detected through this analysis as a part of an effective structure of disclosure controls and procedures and internal control over financial reporting as of December 31, 2014.

•                  In addition to financial statement and disclosure impacts, we evaluated the impacts on key performance metrics that may influence the investment decisions of a reasonable investor.  Investors are primarily focused on indicators of operating performance, such as operating margin, revenue yield, net income attributable to the Company, and AUM.

•                  The Company’s investment portfolio, including seeded investments in particular, has grown over time.  The Company’s investment strategy has also evolved from prior periods to include a greater focus on seeding investment products which contributed to the conclusion that the overall impact of this non-GAAP policy was approaching the level of being considered meaningful for future periods.  This was a result of the Company’s specific evaluation of unrealized losses for the three month period ended September 30, 2015.

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at (913) 236-1597.

Sincerely,

/s/ Brent K. Bloss
Brent K. Bloss
Senior Vice President, Chief Financial Officer and Treasurer
Waddell & Reed Financial, Inc.

cc:        Jeff Bennett, Waddell & Reed Financial, Inc.

Regina Croucher, KPMG LLP